SCHEDULE 13G

Amendment No. 2
Wolverine Tube Incorporated
Common Stock
Cusip #978093102


Cusip #978093102
Item 1:	Reporting Person - FMR LLC
Item 4:	Delaware
Item 5:	654,419
Item 6:	0
Item 7:	4,787,542
Item 8:	0
Item 9:	4,787,542
Item 11:	26.549%
Item 12:	    HC


Cusip #978093102
Item 1:	Reporting Person - Edward C. Johnson 3d
Item 4:	United States of America
Item 5:	0
Item 6:	0
Item 7:	4,787,542
Item 8:	0
Item 9:	4,787,542
Item 11:	26.549%
Item 12:	IN




	SCHEDULE 13G - TO BE INCLUDED IN
STATEMENTS
	FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)

This Amendment to Schedule 13G filed by FMR LLC amends the statement on Schedule 13G previously filed by FMR LLC, the predecessor of FMR LLC.

Item 1(a).	Name of Issuer:

		Wolverine Tube Incorporated

Item 1(b).	Name of Issuer's Principal Executive Offices:

		200 Clinton Avenue West
		Suite 1000
		Huntsville, AL  35801

Item 2(a).	Name of Person Filing:

		FMR LLC

Item 2(b).	Address or Principal Business Office or, if None,
Residence:

		82 Devonshire Street, Boston,
Massachusetts  02109

Item 2(c).	Citizenship:

		Not applicable

Item 2(d).	Title of Class of Securities:

		Common Stock

Item 2(e).	CUSIP Number:

		978093102

Item 3.	This statement is filed pursuant to Rule 13d-1(b) or 13d-2(b)
and the person filing, FMR LLC, is a parent holding company in accordance with Section 240.13d-1(b)(ii)(G). (Note: See
Item 7).

Item 4.	Ownership

	(a)	Amount Beneficially Owned:	4,787,542

	(b)	Percent of Class:   (see Footnote 1)	26.549%

	(c)	Number of shares as to which such
person has:

	(i)	sole power to vote or to direct
the vote:	654,419


Footnote 1: The number of shares of Common Stock of Wolverine Tube Incorporated owned by the investment companies at September 30, 2007 included 2,856,942 shares of Common Stock resulting from the assumed conversion of 930,600 shares of WOLVERINE TUBE INC RT 10/5/07
(3.07 shares of Common Stock for each share of Right).

	(ii)	shared power to vote or to
direct the vote:	0

	(iii)	sole power to dispose or to
direct the disposition of:	4,787,542

	(iv)	shared power to dispose or to
direct the disposition of:	0

Item 5.	Ownership of Five Percent or Less of a Class.

	Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another
Person.

	Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of Wolverine Tube Incorporated.
The interest of one person, Fidelity Low Priced Stock Fund, an investment company registered under the Investment
Company Act of 1940, in the Common Stock of Wolverine
Tube Incorporated, amounted to 4,133,123 shares or 22.920% of the total outstanding Common Stock at September 30, 2007.

Item 7.	Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent
Holding Company.

	See attached Exhibit A.

Item 8.	Identification and Classification of Members of
the Group.

	Not applicable.  See attached Exhibit A.

Item 9.	Notice of Dissolution of Group.

	Not applicable.

Item 10.	Certification.

	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 09, 2007
Date

/s/John McGinty
Signature

John McGinty
Duly authorized under Power of Attorney dated May 18, 2007, by Eric D. Roiter by and on behalf of FMR LLC and its direct and indirect subsidiaries



	SCHEDULE 13G - TO BE INCLUDED IN
STATEMENTS
	FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)



	Pursuant to the instructions in Item 7 of Schedule 13G, Fidelity Management & Research Company ("Fidelity"), 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR LLC and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 4,133,123 shares or 22.920% of the Common Stock outstanding of Wolverine
Tube Incorporated ("the Company") as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940. The number of shares of Common Stock of Wolverine Tube
Incorporated owned by the investment companies at September 30, 2007 included 2,856,942 shares of Common
Stock resulting from the assumed conversion of 930,600 shares of WOLVERINE TUBE INC RT 10/5/07 (3.07 shares of Common Stock for each share of Right).

	The ownership of one investment company, Fidelity
Low Priced Stock Fund, amounted to 4,133,123 shares or
22.920% of the Common Stock outstanding. Fidelity Low
Priced Stock Fund has its principal business office at 82
Devonshire Street, Boston, Massachusetts 02109.

	Edward C. Johnson 3d and FMR LLC, through its control of Fidelity, and the funds each has sole power to dispose of the 4,133,123 shares owned by the Funds.

	Members of the family of Edward C. Johnson 3d, Chairman of FMR LLC, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC.
The Johnson family group and all other Series B shareholders have entered into a shareholders' voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common stock and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC.

	Neither FMR LLC nor Edward C. Johnson 3d,
Chairman of FMR LLC, has the sole power to vote or direct the voting of the shares owned directly by the Fidelity Funds, which power resides with the Funds' Boards of Trustees. Fidelity carries out the voting of the shares under written guidelines established by the Funds' Boards of Trustees.

	Pyramis Global Advisors, LLC ("PGALLC"), 53 State Street, Boston, Massachusetts, 02109, an indirect wholly-owned subsidiary of FMR LLC and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 654,419 shares or 3.629% of the outstanding Common Stock of Wolverine Tube
Incorporated as a result of its serving as investment adviser to institutional accounts, non-U.S. mutual funds, or investment companies registered under Section 8 of the Investment
Company Act of 1940 owning such shares.

	Edward C. Johnson 3d and FMR LLC, through its control of PGALLC, each has sole dispositive power over 654,419 shares and sole power to vote or to direct the voting of 654,419 shares of Common Stock owned by the institutional accounts or funds advised by PGALLC as reported above.



	SCHEDULE 13G - TO BE INCLUDED IN
STATEMENTS
	FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)
	RULE 13d-1(f)(1)  AGREEMENT

	The undersigned persons, on October 09, 2007, agree and consent to the joint filing on their behalf of this Schedule
13G in connection with their beneficial ownership of the Common Stock of Wolverine Tube Incorporated at September
30, 2007.

	FMR LLC

	By /s/ John McGinty
	John McGinty
	Duly authorized under Power of Attorney dated May
18, 2007, by Eric D. Roiter by and on behalf of FMR LLC and
its direct and indirect subsidiaries

	Edward C. Johnson 3d

	By /s/ John McGinty
	John McGinty
	Duly authorized under Power of Attorney dated May
18, 2007, by Eric D. Roiter by and on behalf of Edward C.
Johnson 3d

	Fidelity Management & Research Company

	By /s/ John McGinty
	John McGinty
	Duly authorized under Power of Attorney dated May
18, 2007, by Eric D. Roiter Senior V.P. and General Counsel

	Fidelity Low Priced Stock Fund

	By /s/ John McGinty
	John McGinty
	Duly authorized under Power of Attorney dated May
18, 2007, by Eric D. Roiter Secretary